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Exhibit 12.2

EDWARDS LIFESCIENCES CORPORATION
COMPUTATION OF PRO FORMA RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in millions)	Year ended December 31, 2002		Nine months ended September 30, 2003
Fixed Charges(1)	$11.8		$9.9
Adjustments:
Estimated Increase in Interest Expense from Refinancing	2.4		0.3
Estimated Increase in Amortization of Debt Issuance Costs	0.8		0.3

Total Pro Forma Fixed Charges(2)	$15.0		$10.5

Ratio of Earnings to Fixed Charges:
Total Earnings(1)	$67.8		$75.7
Total Pro Forma Fixed Charges	$15.0		$10.5
Pro Forma Ratio(2)(3)	4.5	x	7.2	x

(1)
See Exhibit 12.1 for information as to the calculation of historical fixed charges and earnings.

(2)
As of September 30, 2003, Edwards Lifesciences had applied approximately $119.6 million of the net proceeds it received from the offering of $150 million aggregate principal amount of its 3.875% convertible senior debentures due 2033 to repay indebtedness outstanding under a revolving credit facility. The pro forma data in the above table has been prepared by assuming that Edwards Lifesciences had issued all of the debentures and used that amount of the net proceeds to repay that indebtedness as of the first day of the respective periods presented in that table. The pro forma ratios do not purport to predict what Edwards Lifesciences' actual ratios of earnings to fixed charges would have been had these transactions occurred as of those dates or to predict its ratios of earnings to fixed charges for any future periods.

(3)
The pro forma ratio of earnings to fixed charges is unaudited for all periods presented.

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  Exhibit 12.2
EDWARDS LIFESCIENCES CORPORATION COMPUTATION OF PRO FORMA RATIOS OF EARNINGS TO FIXED CHARGES